October 12, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joel Parker, Senior Assistant Chief Accountant
Ms. Linda Cvrkel

RE:	Express Scripts Holding Company
Form 10-K for the year ended December 31, 2016
Response Dated August 30, 2017
File No. 1-35490

Ladies and Gentlemen:

Express Scripts Holding Company (the “Company”) is responding to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 29, 2017 on the above referenced filing. For your convenience, we have reproduced below in bold the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have produced our response immediately below each comment.

Form 10-K for the year ended December 31, 2016

Schedule II—Valuation and Qualifying Accounts

1.	In your response to comment 2, you indicate that you do not believe gross rebates receivable require separate disclosure pursuant to Rule 5-02.3 of Regulation S-X because you consider these rebates to be a component of trade receivables that arise in the ordinary course of business, are a component of your pricing with customers and are a recognized at the time of claims adjudication. Rule 5-02.3 of Regulation S-X requires separate disclosure of receivables from customers (trade) and others. It is unclear why you believe accounts receivable from pharmaceutical manufacturers are a component of customer receivables considering that pharmaceutical manufacturers do not appear to be your customer. Please revise your disclosure to separately state accounts receivable from pharmaceutical manufacturers or further explain why you do not believe this is required.

Response:

We acknowledge the Staff’s comments and respectfully advise the Staff that in future filings we will provide footnote disclosure quantifying separately receivables from customers (trade), receivables from pharmaceutical manufacturers and receivables from others. We anticipate disclosure within our Note 1—Summary of significant accounting polices within our Form 10-Ks and within a separate Receivables note within our Form 10-Qs substantially in the form below, including our Form 10-Q for the period ending September 30, 2017 which we intend to file on October 24, 2017:

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Note X—Receivables, net

Included within “Receivables, net” are the following, which are reflected net of our allowance for doubtful accounts, customer credit allowances, and contractual allowances:

(in millions)	September 30, 2017		December 31, 2016
Trade receivables, net	$	X,XXX.X	$4,140.3
Pharmaceutical manufacturers receivables, net		X,XXX.X	2,242.6
Other receivables		XXX.X	679.2

Total receivables, net	$	X,XXX.X	$7,062.1

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If you have any questions or require any additional information with respect to the information above, please do not hesitate to contact me at (314) 996-0900.

Sincerely, Express Scripts Holding Company

/s/ Bradley Phillips
Bradley Phillips Vice President, Controller and Chief Accounting Officer

cc:	Timothy Wentworth, President and Chief Executive Officer
Eric Slusser, Executive Vice President and Chief Financial Officer

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